IN ACCORDANCE WITH RULE 311(h)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0000802106
(Registrant CIK Number)

Form 8-K for June 26, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-77054
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 26, 2002.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: ______________________
Name: Sharon Joseph
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
Credit Suisse First Boston Mortgage Securities Corp.,
Home Equity Pass-Through Certificates, Series 2002-1

DERIVED INFORMATION [6/17/02]

[$144,000,000]
Subordinate & Mezzanine Bonds Offered
(Approximate)

Home Equity Pass-Through Certificates, Series 2002-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

[TBD]
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

[$144,000,000] (Approximate)
Home Equity Pass-Through Certificates, Series 2002-1

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
M-1	[57,500,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.3]	AA/Aa2
M-2	[43,250,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.3]	A/A2
B-1	[33,500,000]	I & II	Subordinate/Adj	LIBOR + [ ]%	[5.3]	BBB+/Baa2
B-2	[9,750,000]	I & II	Subordinate/Adj	LIBOR + [ ]%	[0.9]	BBB/Baa3
Total	[144,000,000]					

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[450,000,000]	I	Senior/Adj/Wrap	LIBOR + [ ]%	[2.9]	AAA/Aaa
A-2	[75,000,000]	II	Senior/Adj	LIBOR + [ ]%	[3.0]	AAA/Aaa
A-3	[100,000,000]	II	Senior/Adj/Wrap	LIBOR + [ ]%	[3.0]	AAA/Aaa
A-4	[191,000,000]	II	Senior/Adj/Wrap	LIBOR + [ ]%	[3.0]	AAA/Aaa
A-IO	Notional (4)	I & II	Variable IO	(5)	N/A	AAA/Aaa
R (3)	[50]	II	Residual	LIBOR + [ ]%	N/A	AAA/---
X	[0]	I & II	Subordinate	N/A	N/A	N/A

(1) The fixed rate collateral ramp assumes [4%] CPR increasing to [20%] CPR in month [12] and the adjustable rate collateral ramp assumes [6%] CPR increasing to [28%] CPR in month [18]. Bonds are priced to call.
(2) The coupons on the Offered Certificates are capped by the applicable Net Funds Cap as described below.
(3) Non-economic residual with the tax liabilities of the REMIC.
(4) Notional amount is equal to (a) [60.75%] of the sum of the Class A-1, Class A-2, Class A-3, & Class A-4 Certificate ("Class A Certificates") balances until the 30th Distribution Date and (b) zero on the 31st Distribution Date and thereafter.
(5) [8.00]% less one month LIBOR, subject to an available funds cap.

6

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston Corp (sole manager).
Depositor:	Credit Suisse First Boston Mortgage Securities Corp.
Servicer:	[TBD]% by Olympus Servicing, L.P., [TBD%] by Ocwen Federal Bank FSB, and [TBD]% by Fairbanks Capital Corp.
Special Servicer:	Olympus Servicing, L.P.
Trustee:	TBD
Bond Insurer:	Financial Security Assurance Inc. (AAA/Aaa)
Cut-off Date:	On or about June 1, 2002 for the initial Mortgage Loans.
Investor Settlement:	On or about [June 28, 2002], Closing Date [June 27, 2002]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in July 2002
Accrual Period:	For any class of certificates and any Distribution Date, the period commencing on the immediately preceding Distribution Date (or, in the case of the first Accrual Period, with respect to the Certificates (other than the Class A-IO Certificates), the closing date, and with respect to the Class A-IO Certificates, June 25, 2002) and ending on the day immediately preceding the related Distribution Date.
Delay Days:	[0] days.
Pricing Prepayment Speed:	With respect to the fixed rate Mortgage Loans, 100% of the prepayment assumption (the "Fixed PPC") describes prepayments starting at [4%] CPR in month 1, increasing by approximately [1.4545%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter. With respect to the adjustable rate Mortgage Loans, 100% of the prepayment assumption (the "ARM PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.2941%] CPR per month to [28%] CPR in month [18], and remaining at [28%] CPR thereafter.
Certificate Ratings:	The Class A Certificates, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates are expected to be rated by S&P/Moody's. Class A: AAA/Aaa Class M-1: AA/Aa2 Class M-2: A/A2 Class B-1: BBB+/Baa2 Class B-2: BBB/Baa3
Optional Call:	The transaction will have a 10% optional call.
Prefunding Amount:	Approximately [5%] – [10%]
Capitalized Interest Acct:	TBD
Offered Certificates:	The Class M-1, Class M-2, Class B-1 and Class B-2 Certificates
ERISA Eligibility:	[Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class A-3, Class A-4, Class A-IO, Class M-1, Class M-2, Class B-1 and Class B-2 may be purchased by employee benefit plans that are subject to ERISA].
SMMEA Treatment:	[The Class A-1, Class A-2, Class A-3, Class A-4, Class A-IO, and Class M-1 ***will*** constitute "mortgage related securities" for purposes of SMMEA. The Class M-2, Class B-1 and Class B-2 ***will not*** constitute "mortgage related securities" for purposes of SMMEA].

7

Taxation:	REMIC.
Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Certificates, except Class A-IO, will be increased (1) by the lesser of (a) 50 basis points and (b) the initial pass-through margin for the Class A certificates; and (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2, Class B-1 and Class B-2.
Expense Fee Rate:	The per annum rate at which the servicing, trustee, if any, loss mitigation advisor and mortgage insurer (as applicable) fees accrue.
Pass-through Rate:	The pass-through rate for each Class of Certificates (other than Class A-IO) for each distribution date is a per annum rate equal to the lesser of (i) the sum of the one-month LIBOR for that distribution date plus the related certificate margin and (ii) the applicable Net Funds Cap. The pass-through rate for the Class A-IO Certificates for each distribution date is a per annum rate equal to the lesser of (i) the excess, if any, of 8.00% over one-month LIBOR for that distribution date and (ii) the Class A-IO Net Funds Cap.
Group 1 Excess Interest Amount:	For any Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date pursuant to subclause (2)(A) of the Monthly Excess Cashflow waterfall and a fraction the numerator of which is the Principal Remittance Amount derived from Loan Group 1 and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.
Class A-1 Net Funds Cap:	For any Distribution Date and the Class A-1 Certificates, will be a per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 1 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 1 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-2, Class A-3 & Class A-4 Net Funds Cap:	For any Distribution Date and the Class A-2, Class A-3, and Class A-4 Certificates, the per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 2 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 2 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-IO Net Funds Cap:	For any Distribution Date and the Class A-IO Certificates, a per annum rate equal to the weighted average of (1)(A) the Class A-1 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (B) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-1 Certificates on that Distribution Date by the Class Principal Balance of the Class A-1 Certificates immediately prior to that Distribution Date; and (2)(X) the Class A-2, Class A-3 & Class A-4 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (Y) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-2, Class A-3, and Class A-4 Certificates on that Distribution Date by the Class Principal Balance of the Class A-2 and Class A-3 Certificates immediately prior to that Distribution Date; weighted according to the respective Class Principal Balances of (a) the Class A-1 and (b) Class A-2, Class A-3 and Class A-4 Certificates.
Subordinate Net Funds Cap:	For any Distribution Date and the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates, will be a per annum rate equal to a weighted average of (i) the Class A-1 Net Funds Cap and (ii) the Class A-2, Class A-3, & Class A-4 Net Funds Cap for such Distribution Date; weighted on the basis of the Subordinate Group 1 Balance and Subordinate Group 2 Balance.
Subordinate Group 1 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 1 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-1 Certificates.
Subordinate Group 2 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 2 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-2, Class A-3, & Class A-4 Certificates.

8

Basis Risk Carry Forward Amount: If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates is based on the related Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the related Net Funds Cap, up to the related Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.

Maximum Interest Rate: For the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates and any distribution date, an annual rate equal to the weighted average of (i) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in the related loan group and (ii) the Net Mortgage Rates of the fixed-rate mortgage loans in the related loan group. For the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates and any distribution date, an annual rate equal to the weighted average of (x) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in both loan groups and the (y) Net Mortgage Rates of the fixed-rate mortgage loans in both loan groups.

Net Mortgage Rate: As to each mortgage loan, and at any time, the per annum rate equal to the mortgage rate of such mortgage loan less the rate at which such loan's Expense Fee Rate accrues.

Principal and Interest Advancing: The servicers will be obligated to make advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in Prospectus Supplement).

Accrued Certificate Interest: For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate Balance.

Interest Carry Forward Amount: For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through for such Class.

Optimal Interest Remittance Amount For any Distribution Date and Loan Group, will be equal to the excess of (i) the product of (1) (x) the weighted average Net Mortgage Rate of the Mortgage Loans in such Loan Group as of the first day of the related Collection Period less the product of (a) the FSA Premium Rate multiplied by (b) the aggregate Class Principal Balance of either (I) the Class A-1 or (II) Class A-3, & Class A-4 Certificates, as applicable for such Loan Group, divided by the applicable Aggregate Loan Group Collateral Balance as of the first day of the related Collection Period, divided by (y) 12 and (2) the applicable Aggregate Loan Group Collateral Balance for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount for that Loan Group which did not arise as a result of a default or delinquency of the related Mortgage Loans.

Credit Enhancement:

1. Excess cashflow (including claims on any MI policies).
2. Overcollateralization.
3. Subordination (see table below).

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[15.00]%	[16.13]%	[32.27]%
M-1	[9.01]%	[10.14]%	[20.29]%
M-2	[4.51]%	[5.64]%	[11.28]%
B-1	[1.02]%	[2.15]%	[4.30]%
B-2	[0.00]%	[1.13]%	[2.27]%

* Prior to stepdown date, based on Maximum Pool Balance.

** After stepdown date, based on current pool balance.

9

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is [2.15]% of the Maximum Pool Balance less Class B-2 principal balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [4.30]% of the outstanding pool balance (subject to a Trigger Event), less the Class B-2 principal balance.
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage: With respect to any Distribution Date and the senior certificates, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates and (ii) the overcollateralization amount, in each case prior taking into account the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate principal balance of the Mortgage Loans as of the first day of the related remittance period.

Stepdown Date: The later to occur of (i) the Distribution Date in July 2005 and (ii) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to approximately [32.27]%.

Trigger Event: TDB

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Delinquent Loan Substitution: If any Initial Mortgage Loan, current as of the Cut-Off Date, fails to make its first scheduled monthly payment due immediately after the initial cut-off date, then upon that Initial Mortgage Loan becoming 30 days for more delinquent, DLJ Mortgage Capital, Inc., in accordance with the terms of the pooling and servicing agreement, shall be required to either repurchase or substitute such Mortgage Loan. In no event shall the aggregate amount substituted or repurchased by DLJ Mortgage Capital be greater than 3% of the initial principal balance of the Initial Mortgage Loans as of the Cut-off Date plus the amount deposited into the prefund account as of the Closing Date.

Group Allocation Amount: For any distribution date on or after the Stepdown Date, the product of the Senior Principal Payment Amount for that distribution date and a fraction, the numerator of which is the Principal Remittance Amount derived from the related loan group and the denominator of which is the Principal Remittance Amount for both loan groups, in each case for that distribution date (as described in the prospectus supplement).

Distributions to Certificateholders:

I. The Interest Remittance Amount from the loan groups shall be distributed on each Distribution Date as follows:

1. From Group 2, to the Bond Insurer, the policy premium amount;
2. From Group 2, to the Trustee, the trustee fee, if any;
3. From Group 2, to the Loss Mitigation Advisor, the loss mitigation advisor fee;
4. From Group 1, to the Bond Insurer and the Loss Mitigation Advisor, the policy premium amounts remaining unpaid from (1 & 3) above, if any;
5. From Group 1, to the Trustee, the trustee fee amount remaining unpaid from (2) above, if any;
6. Concurrently, to the Class A Certificates, and the Class A-IO Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*; provided that (a) the Class A-1 Certificates receive interest from the Interest Remittance Amount of the Group 1 Loans before any interest is allocated to the Class A-1 Certificates from the Interest Remittance Amount of the Group 2 Loans and (b) interest amounts distributed to Class A-2, Class A-3, Class A-4 and Class A-IO are allocated from the Interest Remittance Amount of the Group 2 Loans prior to amounts being paid to such classes from the Interest Remittance Amount of Group 1 Loans.
7. To the Bond Insurer, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, reimbursement for amounts paid under the certificate

guarantee insurance policy.

8. To the Class M-1 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
9. To the Class M-2 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
10. To the Class B-1 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
11. To the Class B-2 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
12. For application as part of monthly excess cash flow.

II. Before the Stepdown Date or during a Trigger Event, collections of principal shall be allocated according to the following priority:

1. From Group 1, to the Class A-1 Certificates until the principal balances of such classes is reduced to zero;
2. From Group 2, sequentially first to the Class R Certificates and then to the Class A-2 Certificates, Class A-3 Certificates, and Class A-4 Certificates, pro-rata, until the respective principal balance of such classes have been reduced to zero;
3. From Group 1, to the Class A-2 Certificates, Class A-3 Certificates, and Class A-4 Certificates, pro-rata, until the Class Certificate principal balances have been reduced to zero;
4. From Group 2, to the Class A-1 Certificates until the Class Certificate Balances have been reduced to zero.
5. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I above.
6. Sequentially, to the Class M-1, M-2, B-1 and B-2 Certificates, in that order, until the respective Class Certificate Balances are reduced to zero; and
7. For application as part of monthly excess cash flow

III. On and after the Stepdown Date (assuming no Trigger Event is in effect), collections of principal shall be allocated according to the following priority:

1. From the Principal Remittance Amount derived from Group 1, sequentially, first to (x) the Class A-1 Certificates and then to (y) the Class A-2, Class A-3, and Class A-4 Certificates, pro-rata, the Group 1 Allocation Amount, until the respective Class Principal Balance is reduced to zero;
2. From the Principal Remittance Amount derived from Group 2, sequentially, first to (x) the Class A-2, Class A-3, and Class A-4 Certificates, pro-rata, and then to (y) the Class A-1 Certificates, the Group 2 Allocation Amount, until the respective Class Principal Balance is reduced to zero;
3. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section II above.
4. Sequentially, to the Class M-1, Class M-2, Class B-1 and B-2 Certificates (until the respective class principal balances have been reduced to zero) in accordance with the Target Credit Enhancement percentages for each class; and
5. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the first and, if delinquencies are less than or equal to 3% of the initial principal balance of the Initial Mortgage Loans as of the Cut-off Date plus the amount deposited into the prefunding account as of the Closing Date, the second Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X Certificates.
2. (A) Until the aggregate Class Principal Balance of the certificates equals the aggregate loan balance for such distribution date minus the targeted overcollateralization amount for such date, on each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event has occurred, to the extent of Monthly Excess Interest for such distribution date, to the certificates, in the following order of priority:

   (a) (i) to the extent of the Monthly Excess Interest derived from loan group 1, sequentially to (x) the

Class A-1 Certificates and then to (y) the Class A-2, Class A-3, and Class A-4 Certificates (pro-rata), in that order, the Group 1 Excess Interest Amount, until the respective Class Principal Balance has been reduced to zero;

(ii) sequentially, to (x) the Class A-2, Class A-3 and Class A-4 Certificates, pro-rata, and then to (y) the Class A-1 Certificates, in that order, until the respective Class Principal Balance has been reduced to zero;

(b) to the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;

(c) to the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero; and

(d) to the Class B-1, until the Class Principal Balance of such class has been reduced to zero; and

(e) to the Class B-2, until the Class Principal Balance of such class has been reduced to zero;

(B) On each distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, to fund any principal distributions required to be made on such distribution date set forth above in subclause III (above), after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth therein;

3. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I, II and III above.
4. To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
5. To the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
6. To the Class B-1 Certificates, any unpaid realized loss amounts for such Class;
7. To the Class B-2 Certificates, any unpaid realized loss amounts for such Class;
8. To the Class B-2, until the Class Principal Balance of such class has been reduced to zero
9. To the Class A Certificates, any Basis Risk Carry Forward Amounts, for such Classes, *pro rata*;
10. To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
11. To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
12. To the Class B-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
13. To the Class B-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
14. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
15. To the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
16. To the Class R Certificates, any remaining amount.

12

BOND SUMMARY

To Call

Class M-1

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	7.0	5.3	4.5	4.1	3.5
First Pay (Month)	61	42	38	40	42	35
Last Pay (Month)	180	126	95	75	61	43

Class M-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	7.0	5.3	4.4	3.9	3.6
First Pay (Month)	61	42	37	38	39	42
Last Pay (Month)	180	126	95	75	61	43

Class B-1

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.1	7.0	5.3	4.3	3.8	3.4
First Pay (Month)	61	42	37	37	37	38
Last Pay (Month)	180	126	95	75	61	43

Class B-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	0.8	0.9	0.9	0.9	0.9	0.9
First Pay (Month)	8	8	8	8	8	8
Last Pay (Month)	13	13	13	13	13	14

To Maturity

Class M-1

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	11.0	7.7	5.8	4.9	4.5	5.1
First Pay (Month)	61	42	38	40	42	35
Last Pay (Month)	290	218	168	133	108	98

Class M-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.9	7.6	5.7	4.7	4.2	4.0
First Pay (Month)	61	42	37	38	39	42
Last Pay (Month)	268	195	150	118	96	68

Class B-1

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	10.5	7.3	5.5	4.5	3.9	3.5
First Pay (Month)	61	42	37	37	37	38
Last Pay (Month)	234	168	127	100	81	57

Class B-2

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (Years)	0.8	0.9	0.9	0.9	0.9	0.9
First Pay (Month)	8	8	8	8	8	8
Last Pay (Month)	13	13	13	13	13	14

14

Collateral Net WAC – *Mezzanine & Subordinate Classes*

Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (2)	Period	Net WAC (2)	Period	Net WAC (2)
1	8.07%	37	8.18%	73	8.18%	1	8.07%	37	11.38%	73	12.73%
2	8.07%	38	8.18%	74	8.18%	2	8.07%	38	11.38%	74	12.72%
3	8.07%	39	8.18%	75	8.18%	3	8.07%	39	11.39%	75	12.70%
4	8.07%	40	8.18%	76	8.18%	4	8.07%	40	12.02%	76	12.69%
5	8.07%	41	8.18%	77	8.18%	5	8.07%	41	12.20%	77	12.68%
6	8.07%	42	8.18%	78	8.18%	6	8.07%	42	12.19%	78	12.67%
7	8.07%	43	8.18%	79	8.18%	7	8.07%	43	12.19%	79	12.66%
8	8.07%	44	8.19%	80	8.18%	8	8.07%	44	12.19%	80	12.65%
9	8.07%	45	8.19%	81	8.18%	9	8.07%	45	12.18%	81	12.64%
10	8.07%	46	8.19%	82	8.18%	10	8.07%	46	12.37%	82	12.63%
11	8.07%	47	8.19%	83	8.18%	11	8.07%	47	12.55%	83	12.62%
12	8.07%	48	8.19%	84	8.18%	12	8.07%	48	12.54%	84	12.61%
13	8.07%	49	8.19%	85	8.18%	13	8.07%	49	12.54%	85	12.60%
14	8.07%	50	8.19%	86	8.18%	14	8.07%	50	12.53%	86	12.59%
15	8.07%	51	8.19%	87	8.18%	15	8.07%	51	12.52%	87	12.58%
16	8.07%	52	8.19%	88	8.18%	16	8.07%	52	12.70%	88	12.56%
17	8.07%	53	8.19%	89	8.18%	17	8.07%	53	12.83%	89	12.55%
18	8.07%	54	8.19%	90	8.18%	18	8.07%	54	12.82%	90	12.54%
19	8.07%	55	8.18%	91	8.18%	19	8.07%	55	12.82%	91	12.53%
20	8.07%	56	8.18%	92	8.18%	20	8.07%	56	12.81%	92	12.52%
21	8.07%	57	8.18%	93	8.18%	21	8.12%	57	12.79%	93	12.51%
22	8.10%	58	8.18%	94	8.18%	22	9.45%	58	12.88%	94	12.50%
23	8.10%	59	8.18%	95	8.18%	23	9.45%	59	12.88%	95	12.49%
24	8.10%	60	8.18%	96	8.21%	24	9.45%	60	12.87%	96	12.48%
25	8.10%	61	8.18%	97	8.21%	25	9.45%	61	12.85%	97	12.45%
26	8.10%	62	8.18%	98	8.21%	26	9.44%	62	12.84%	98	12.44%
27	8.10%	63	8.18%	99	8.21%	27	9.46%	63	12.83%	99	12.43%
28	8.10%	64	8.18%	100	8.21%	28	10.06%	64	12.82%	100	12.42%
29	8.10%	65	8.18%	101	8.21%	29	10.05%	65	12.81%	101	12.41%
30	8.10%	66	8.18%	102	8.21%	30	10.05%	66	12.80%	102	12.39%
31	8.10%	67	8.18%			31	10.05%	67	12.79%		
32	8.10%	68	8.18%			32	10.04%	68	12.78%		
33	8.10%	69	8.18%			33	10.06%	69	12.77%		
34	8.18%	70	8.18%			34	10.96%	70	12.76%		
35	8.18%	71	8.18%			35	11.38%	71	12.75%		
36	8.18%	72	8.18%			36	11.38%	72	12.74%		

(1) Achieved assuming each adjustable rate Mortgage Loan index equals 2.03%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.
(2) Achieved assuming each adjustable rate Mortgage Loan index equals 20.00%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

Statistical Collateral Summary: Aggregate

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 06/01/02 cutoff date (or 07/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent no more than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	6,562		
Total Outstanding Loan Balance	$956,771,401.93		
Average Loan Current Balance	$145,804.85	$14,991.81	$847,321.86
Weighted Average Original LTV – First Liens	14.700%		
Weighted Average Coupon	8.694%	5.990%	14.700%
Arm Weighted Average Coupon	8.687%		
Fixed Weighted Average Coupon	8.718%		
Weighted Average Margin	6.664%	2.750%	12.750%
Weighted Average FICO (Non-Zero)	623		
Weighted Average Age (Months)	3		
% First Liens	100.00%		
% Arms	78.4%		
% Fixed	21.6%		

		Loan Count	Balance	%
Current Rate	5.501 - 6.000	9	1,732,571.06	0.2
	6.001 - 6.500	15	3,559,758.81	0.4
	6.501 - 7.000	234	46,229,105.56	4.8
	7.001 - 7.500	582	106,641,687.55	11.1
	7.501 - 8.000	1,030	183,001,760.72	19.1
	8.001 - 8.500	926	157,936,823.52	16.5
	8.501 - 9.000	1,073	164,243,733.71	17.2
	9.001 - 9.500	703	88,537,068.56	9.3
	9.501 - 10.000	716	81,202,888.96	8.5
	10.001 - 10.500	442	46,088,218.63	4.8
	10.501 - 11.000	378	38,564,184.20	4.0
	11.001 - 11.500	184	16,712,378.53	1.7
	11.501 - 12.000	124	11,164,701.56	1.2
	12.001 - 12.500	57	4,194,865.36	0.4
	12.501 - 13.000	51	4,236,068.58	0.4
	13.001 - 13.500	19	1,410,479.44	0.1
	13.501 - 14.000	15	1,107,718.26	0.1
	14.001 - 14.500	3	115,931.96	0.0
	14.501 - 15.000	1	91,456.96	0.0
	Total:	**6,562**	**956,771,401.93**	**100.0**
FICO	Not Available	3	116,392.62	0.0
	476 - 500	12	1,194,748.36	0.1
	501 - 525	390	48,258,245.60	5.0
	526 - 550	661	80,188,523.09	8.4
	551 - 575	732	89,406,212.11	9.3
	576 - 600	776	103,921,639.44	10.9
	601 - 625	1,037	152,975,728.45	16.0

16

FICO continued	626 - 650	1,170	183,532,470.61	19.2
	651 - 675	798	127,371,553.62	13.3
	676 - 700	467	81,907,235.03	8.6
	701 - 725	252	41,795,728.36	4.4
	726 - 750	157	26,046,910.01	2.7
	751 - 775	76	15,511,002.99	1.6
	776 - 800	28	4,052,826.74	0.4
	801 - 825	3	492,184.89	0.1
	Total:	**6,562**	**956,771,401.93**	**100.0**
Scheduled Balance	0.01 - 50,000.00	440	17,697,124.22	1.8
	50,000.01 - 100,000.00	2,095	156,449,275.80	16.4
	100,000.01 - 150,000.00	1,644	203,252,112.47	21.2
	150,000.01 - 200,000.00	1,007	174,669,242.36	18.3
	200,000.01 - 250,000.00	552	122,935,389.53	12.8
	250,000.01 - 300,000.00	331	90,517,070.21	9.5
	300,000.01 - 350,000.00	233	75,760,313.03	7.9
	350,000.01 - 400,000.00	125	47,160,692.99	4.9
	400,000.01 - 450,000.00	48	20,535,108.30	2.1
	450,000.01 - 500,000.00	41	19,747,427.59	2.1
	500,000.01 - 550,000.00	15	7,925,045.61	0.8
	550,000.01 - 600,000.00	8	4,579,815.02	0.5
	600,000.01 - 650,000.00	15	9,486,341.13	1.0
	650,000.01 - 700,000.00	3	2,053,796.94	0.2
	700,000.01 >=	5	4,002,646.74	0.4
	Total:	**6,562**	**956,771,401.93**	**100.0**
Original LTV	<= 50.000	159	17,174,064.16	1.8
	50.001 - 55.000	69	9,625,479.60	1.0
	55.001 - 60.000	98	11,858,932.82	1.2
	60.001 - 65.000	202	26,615,789.46	2.8
	65.001 - 70.000	387	52,360,873.92	5.5
	70.001 - 75.000	646	90,458,070.46	9.5
	75.001 - 80.000	3,040	459,183,899.08	48.0
	80.001 - 85.000	783	109,357,006.08	11.4
	85.001 - 90.000	901	136,128,360.20	14.2
	90.001 - 95.000	207	32,415,943.08	3.4
	95.001 - 100.000	70	11,592,983.08	1.2
	Total:	**6,562**	**956,771,401.93**	**100.0**
Documentation Type	Full	4,372	575,692,025.29	60.2
	Stated Income / Stated Assets	1,501	259,213,885.42	27.1
	No Doc	217	35,789,188.34	3.7
	Reduced	472	86,076,302.88	9.0
	Total:	**6,562**	**956,771,401.93**	**100.0**

Occupancy Status	Investment/Non-Owner	513	55,010,036.96	5.7
	Primary	5,978	890,778,593.33	93.1
	Second Home	71	10,982,771.63	1.1
	Total:	**6,562**	**956,771,401.93**	**100.0**
State	California	1,719	362,681,512.83	37.9
	Florida	884	101,897,253.01	10.7
	Illinois	394	51,527,726.01	5.4
	New York	196	37,162,801.68	3.9
	Washington	197	30,878,257.45	3.2
	New Jersey	153	26,475,486.71	2.8
	Michigan	261	26,077,735.15	2.7
	Colorado	133	23,670,054.51	2.5
	Arizona	195	23,451,376.57	2.5
	Ohio	238	21,147,531.95	2.2
	Oregon	129	18,806,339.66	2.0
	Texas	146	16,800,199.75	1.8
	Georgia	134	16,749,815.79	1.8
	Massachusetts	82	15,984,070.44	1.7
	Pennsylvania	144	13,542,866.67	1.4
	Other	1,557	169,918,373.76	17.8
	Total:	**6,562**	**956,771,401.93**	**100.0**
Purpose	Purchase	2,830	403,267,372.48	42.1
	Refi Cashout	2,551	378,551,492.66	39.6
	Refi R/T	1,181	174,952,536.79	18.3
	Total:	**6,562**	**956,771,401.93**	**100.0**
Product Type	2yr FRM->ADJ	2,790	453,846,341.94	47.4
	3yr FRM->ADJ	2,155	295,009,158.10	30.8
	5yr FRM->ADJ	6	1,439,546.01	0.2
	Fixed Rate	1,611	206,476,355.88	21.6
	Total:	**6,562**	**956,771,401.93**	**100.0**
Property Type	2-4 Family	543	85,242,941.14	8.9
	Condo	428	56,696,690.43	5.9
	Mfg.Housing	69	5,247,236.61	0.5
	PUD	265	48,044,493.16	5.0
	Single Family	5,257	761,540,040.59	79.6
	Total:	**6,562**	**956,771,401.93**	**100.0**
ARM Margin	2.501 - 3.000	3	1,045,626.87	0.1
	3.001 - 3.500	5	1,300,565.07	0.2
	3.501 - 4.000	16	4,204,962.38	0.6
	4.001 - 4.500	63	10,241,322.59	1.4
	4.501 - 5.000	240	41,248,066.92	5.5
	5.001 - 5.500	257	37,512,735.29	5.0
	5.501 - 6.000	505	79,444,743.40	10.6

18

ARM Margin continued	6.001 - 6.500	729	103,405,200.30	13.8
	6.501 - 7.000	2,305	373,919,124.06	49.8
	7.001 - 7.500	230	30,975,161.30	4.1
	7.501 - 8.000	218	25,159,641.20	3.4
	8.001 - 8.500	138	15,338,490.08	2.0
	8.501 - 9.000	120	14,397,252.88	1.9
	9.001 - 9.500	41	4,388,631.07	0.6
	9.501 - 10.000	51	4,320,142.98	0.6
	10.001 - 10.500	13	1,846,342.90	0.2
	10.501 - 11.000	8	697,801.66	0.1
	11.001 - 11.500	5	516,000.00	0.1
	12.001 - 12.500	2	209,154.50	0.0
	12.501 - 13.000	2	124,080.61	0.0
	Total:	**4,951**	**750,295,046.05**	**100.0**

ARM Months to Rate Reset	13 - 15	3	438,484.83	0.1
	16 - 18	60	10,724,002.98	1.4
	19 - 21	1,576	260,909,592.79	34.8
	22 - 24	1,151	181,774,261.35	24.2
	28 - 30	12	2,054,203.01	0.3
	31 - 33	898	130,645,966.30	17.4
	34 - 36	1,245	162,308,988.79	21.6
	37 >=	6	1,439,546.01	0.2
	Total:	**4,951**	**750,295,046.05**	**100.0**

ARM Max Rate	10.001 - 10.500	1	207,546.77	0.0
	11.001 - 11.500	3	1,045,626.87	0.1
	11.501 - 12.000	9	1,732,571.06	0.2
	12.001 - 12.500	3	439,755.81	0.1
	12.501 - 13.000	25	3,545,626.29	0.5
	13.001 - 13.500	53	11,070,511.81	1.5
	13.501 - 14.000	288	55,934,792.11	7.5
	14.001 - 14.500	522	92,957,551.86	12.4
	14.501 - 15.000	875	153,717,948.70	20.5
	15.001 - 15.500	760	132,007,556.91	17.6
	15.501 - 16.000	777	116,954,559.56	15.6
	16.001 - 16.500	473	56,885,046.47	7.6
	16.501 - 17.000	456	54,131,650.39	7.2
	17.001 - 17.500	284	30,397,251.00	4.1
	17.501 - 18.000	207	19,870,840.41	2.6
	18.001 - 18.500	87	8,047,776.86	1.1
	18.501 - 19.000	57	5,428,107.68	0.7
	19.001 - 19.500	25	2,146,699.59	0.3
	19.501 - 20.000	32	2,628,669.58	0.4
	20.001 >=	14	1,144,956.31	0.2
	Total:	**4,951**	**750,295,046.05**	**100.0**

ARM Min Rate	1.501 - 2.000	1	80,758.11	0.0
	3.001 - 3.500	1	147,438.34	0.0
	3.501 - 4.000	1	154,930.16	0.0
	4.001 - 4.500	2	350,337.83	0.0
	4.501 - 5.000	18	2,422,016.05	0.3
	5.001 - 5.500	1	228,860.81	0.0
	5.501 - 6.000	9	1,732,571.06	0.2
	6.001 - 6.500	13	2,770,484.78	0.4
	6.501 - 7.000	172	33,125,266.13	4.4
	7.001 - 7.500	448	80,550,137.94	10.7
	7.501 - 8.000	801	144,561,728.49	19.3
	8.001 - 8.500	735	131,749,384.23	17.6
	8.501 - 9.000	810	130,899,694.80	17.4
	9.001 - 9.500	519	67,788,862.20	9.0
	9.501 - 10.000	505	60,047,311.57	8.0
	10.001 - 10.500	324	36,265,481.82	4.8
	10.501 - 11.000	289	30,405,188.34	4.1
	11.001 - 11.500	122	11,205,384.29	1.5
	11.501 - 12.000	80	7,346,871.69	1.0
	12.001 - 12.500	36	2,931,289.31	0.4
	12.501 - 13.000	39	3,508,454.12	0.5
	13.001 - 13.500	13	1,090,007.56	0.1
	13.501 - 14.000	10	811,884.54	0.1
	14.001 - 14.500	1	29,244.92	0.0
	14.501 - 15.000	1	91,456.96	0.0
	Total:	**4,951**	**750,295,046.05**	**100.0**
Initial Periodic Cap	1.0	1	149,200.00	0.0
	1.5	605	95,950,799.45	12.8
	2.0	3	1,045,626.87	0.1
	3.0	4,340	652,973,206.67	87.0
	5.0	2	176,213.06	0.0
	Total:	**4,951**	**750,295,046.05**	**100.0**
Subsequent Periodic Cap	1.0	1,629	223,658,542.20	29.8
	1.5	3,318	525,443,438.64	70.0
	2.0	4	1,193,065.21	0.2
	Total:	**4,951**	**750,295,046.05**	**100.0**

Statistical Collateral Summary: Group II

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 06/01/02 cutoff date (or 07/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent no more than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	2,424		
Total Outstanding Loan Balance	$427,370,330.31		
Average Loan Current Balance	$176,307.89	$25,039.62	$847,321.86
Weighted Average Original LTV – First Liens	79.594%		
Weighted Average Coupon	8.516%	5.990%	14.330%
Arm Weighted Average Coupon	8.506%		
Fixed Weighted Average Coupon	8.539%		
Weighted Average Margin	6.752%	2.750%	12.750%
Weighted Average FICO (Non-Zero)	629		
Weighted Average Age (Months)	3		
% First Liens	100.00%		
% Arms	70.3%		
% Fixed	29.7%		

		Loan Count	Balance ($)	%
Current Rate	5.501 - 6.000	1	351,296.06	0.1
	6.001 - 6.500	7	2,157,836.22	0.5
	6.501 - 7.000	122	26,924,918.83	6.3
	7.001 - 7.500	258	55,606,512.68	13.0
	7.501 - 8.000	426	89,171,693.17	20.9
	8.001 - 8.500	356	73,925,314.74	17.3
	8.501 - 9.000	394	70,381,430.27	16.5
	9.001 - 9.500	261	37,241,676.15	8.7
	9.501 - 10.000	276	35,119,099.98	8.2
	10.001 - 10.500	137	15,668,480.40	3.7
	10.501 - 11.000	102	12,348,745.89	2.9
	11.001 - 11.500	37	3,767,470.26	0.9
	11.501 - 12.000	22	2,575,690.51	0.6
	12.001 - 12.500	11	878,184.17	0.2
	12.501 - 13.000	5	682,791.06	0.2
	13.001 - 13.500	4	274,902.66	0.1
	13.501 - 14.000	3	207,600.21	0.0
	14.001 - 14.500	2	86,687.04	0.0
	Total:	**2,424**	**427,370,330.31**	**100.0**
FICO	476 - 500	1	70,000.00	0.0
	501 - 525	116	17,358,611.54	4.1
	526 - 550	198	27,274,097.38	6.4
	551 - 575	259	38,610,363.95	9.0
	576 - 600	298	47,430,823.80	11.1
	601 - 625	388	67,531,836.68	15.8
	626 - 650	425	82,337,895.98	19.3
	651 - 675	305	59,098,569.24	13.8

FICO continued	676 - 700	193	41,394,858.37	9.7
	701 - 725	120	22,096,800.06	5.2
	726 - 750	71	13,247,839.74	3.1
	751 - 775	37	9,084,179.06	2.1
	776 - 800	13	1,834,454.51	0.4
	Total:	**2,424**	**427,370,330.31**	**100.0**
Scheduled Balance	0.01 - 50,000.00	119	5,047,314.63	1.2
	50,000.01 - 100,000.00	689	52,096,104.46	12.2
	100,000.01 - 150,000.00	569	70,201,273.95	16.4
	150,000.01 - 200,000.00	315	54,480,224.11	12.7
	200,000.01 - 250,000.00	171	38,067,706.06	8.9
	250,000.01 - 300,000.00	102	27,878,113.59	6.5
	300,000.01 - 350,000.00	210	68,405,715.88	16.0
	350,000.01 - 400,000.00	117	44,218,307.47	10.3
	400,000.01 - 450,000.00	46	19,679,649.97	4.6
	450,000.01 - 500,000.00	40	19,248,274.76	4.5
	500,000.01 - 550,000.00	15	7,925,045.61	1.9
	550,000.01 - 600,000.00	8	4,579,815.02	1.1
	600,000.01 - 650,000.00	15	9,486,341.13	2.2
	650,000.01 - 700,000.00	3	2,053,796.94	0.5
	700,000.01 >=	5	4,002,646.74	0.9
	Total:	**2,424**	**427,370,330.31**	**100.0**
Original LTV	<= 50.000	59	8,771,382.96	2.1
	50.001 - 55.000	28	4,785,901.65	1.1
	55.001 - 60.000	33	5,508,890.27	1.3
	60.001 - 65.000	61	12,440,234.17	2.9
	65.001 - 70.000	135	23,331,051.44	5.5
	70.001 - 75.000	219	41,723,744.41	9.8
	75.001 - 80.000	1,141	202,265,530.87	47.3
	80.001 - 85.000	290	44,258,920.19	10.4
	85.001 - 90.000	325	58,971,527.98	13.8
	90.001 - 95.000	87	17,424,032.58	4.1
	95.001 - 100.000	46	7,889,113.79	1.8
	Total:	**2,424**	**427,370,330.31**	**100.0**
Documentation Type	Full	1,540	238,763,701.12	55.9
	Stated Income / Stated Assets	417	98,085,169.65	23.0
	No Doc	148	27,146,447.86	6.4
	Reduced	319	63,375,011.68	14.8
	Total:	**2,424**	**427,370,330.31**	**100.0**
Occupancy Status	Investment/Non-owner	119	14,148,136.79	. 3.3
	Primary	2,262	405,843,699.02	95.0
	Second Home	43	7,378,494.50	1.7
	Total:	**2,424**	**427,370,330.31**	**100.0**

State	California	717	184,893,368.11	43.3
	Florida	404	49,927,803.03	11.7
	Illinois	179	24,956,229.36	5.8
	New York	67	14,808,487.78	3.5
	New Jersey	60	12,403,157.76	2.9
	Michigan	95	10,756,677.22	2.5
	Washington	47	10,127,164.32	2.4
	Colorado	41	9,496,901.63	2.2
	Georgia	57	8,661,086.26	2.0
	Arizona	59	7,919,427.98	1.9
	Oregon	39	7,161,878.04	1.7
	Ohio	76	7,113,701.80	1.7
	Texas	42	6,871,502.30	1.6
	Hawaii	22	5,594,981.48	1.3
	Pennsylvania	38	5,544,141.23	1.3
	Other	481	61,133,822.02	14.3
	Total:	**2,424**	**427,370,330.31**	**100.0**
Purpose	Purchase	969	166,770,020.98	39.0
	Refi Cashout	930	172,132,832.97	40.3
	Refi R/T	525	88,467,476.36	20.7
	Total:	**2,424**	**427,370,330.31**	**100.0**
Product Type	2yr FRM->ADJ	565	140,395,190.01	32.9
	3yr FRM->ADJ	1,042	158,860,310.03	37.2
	5yr FRM->ADJ	3	1,045,626.87	0.2
	Fixed Rate	814	127,069,203.40	29.7
	Total:	**2,424**	**427,370,330.31**	**100.0**
Property Type	2-4 Family	151	24,520,976.88	5.7
	Condo	172	24,421,534.88	5.7
	Mfg. Housing	9	778,892.81	0.2
	PUD	123	27,190,506.94	6.4
	Single Family	1,969	350,458,418.81	82.0
	Total:	**2,424**	**427,370,330.31**	**100.0**
ARM Margin	2.501 - 3.000	3	1,045,626.87	0.3
	3.001 - 3.500	2	871,164.70	0.3
	3.501 - 4.000	6	2,291,142.38	0.8
	4.001 - 4.500	10	3,063,700.41	1.0
	4.501 - 5.000	102	22,213,896.43	7.4
	5.001 - 5.500	71	13,762,092.21	4.6
	5.501 - 6.000	171	37,991,469.06	12.7
	6.001 - 6.500	225	41,774,667.47	13.9
	6.501 - 7.000	413	100,584,717.98	33.5
	7.001 - 7.500	165	24,559,106.07	8.2
	7.501 - 8.000	149	18,295,315.13	6.1
	8.001 - 8.500	96	11,383,834.11	3.8

ARM Margin continued	8.501 - 9.000	97	12,273,642.05	4.1
	9.001 - 9.500	40	4,345,442.44	1.4
	9.501 - 10.000	31	2,485,890.20	0.8
	10.001 - 10.500	12	1,812,382.64	0.6
	10.501 - 11.000	8	697,801.66	0.2
	11.001 - 11.500	5	516,000.00	0.2
	12.001 - 12.500	2	209,154.50	0.1
	12.501 - 13.000	2	124,080.61	0.0
	Total:	**1,610**	**300,301,126.91**	**100.0**
ARM Months to Rate Reset	16 - 18	14	4,583,030.11	1.5
	19 - 21	338	84,522,147.75	28.1
	22 - 24	213	51,290,012.16	17.1
	28 - 30	3	1,011,026.57	0.3
	31 - 33	645	99,167,299.30	33.0
	34 - 36	394	58,681,984.16	19.5
	37 >=	3	1,045,626.87	0.3
	Total:	**1,610**	**300,301,126.91**	**100.0**
ARM Max Rate	11.001 - 11.500	3	1,045,626.87	0.3
	11.501 - 12.000	1	351,296.06	0.1
	12.001 - 12.500	1	80,758.11	0.0
	12.501 - 13.000	1	329,452.06	0.1
	13.001 - 13.500	15	4,635,070.41	1.5
	13.501 - 14.000	124	28,498,567.36	9.5
	14.001 - 14.500	199	42,533,148.24	14.2
	14.501 - 15.000	324	68,623,382.49	22.9
	15.001 - 15.500	267	58,205,445.37	19.4
	15.501 - 16.000	256	43,079,673.58	14.3
	16.001 - 16.500	137	17,542,617.52	5.8
	16.501 - 17.000	145	19,576,789.20	6.5
	17.001 - 17.500	59	7,686,112.25	2.6
	17.501 - 18.000	45	4,833,081.50	1.6
	18.001 - 18.500	17	1,647,195.96	0.5
	18.501 - 19.000	7	947,663.11	0.3
	19.001 - 19.500	5	352,011.70	0.1
	19.501 - 20.000	1	80,381.09	0.0
	20.001 >=	3	252,854.02	0.1
	Total:	**1,610**	**300,301,126.91**	**100.0**
ARM Min Rate	1.501 - 2.000	1	80,758.11	0.0
	3.001 - 3.500	1	147,438.34	0.0
	3.501 - 4.000	1	154,930.16	0.1
	4.001 - 4.500	2	350,337.83	0.1
	4.501 - 5.000	18	2,422,016.05	0.8
	5.001 - 5.500	1	228,860.81	0.1
	5.501 - 6.000	1	351,296.06	0.1
	6.001 - 6.500	6	1,771,866.16	0.6

ARM Min Rate Continued	6.501 - 7.000	83	17,600,561.31	5.9
	7.001 - 7.500	170	36,056,068.70	12.0
	7.501 - 8.000	292	63,855,315.01	21.3
	8.001 - 8.500	244	56,295,502.49	18.7
	8.501 - 9.000	261	49,755,272.66	16.6
	9.001 - 9.500	168	25,016,259.29	8.3
	9.501 - 10.000	179	23,654,107.50	7.9
	10.001 - 10.500	83	10,947,772.60	3.6
	10.501 - 11.000	64	8,224,521.62	2.7
	11.001 - 11.500	16	1,608,454.19	0.5
	11.501 - 12.000	8	735,459.58	0.2
	12.001 - 12.500	5	299,402.57	0.1
	12.501 - 13.000	2	467,032.23	0.2
	13.001 - 13.500	3	227,913.03	0.1
	13.501 - 14.000	1	49,980.61	0.0
	Total:	**1,610**	**300,301,126.91**	**100.0**

Initial Periodic Cap	1.0	1	149,200.00	0.0
	1.5	605	95,950,799.45	32.0
	2.0	3	1,045,626.87	0.3
	3.0	1,001	203,155,500.59	67.7
	Total:	**1,610**	**300,301,126.91**	**100.0**

Subsequent Periodic Cap	1.0	740	113,691,339.06	37.9
	1.5	866	185,416,722.64	61.7
	2.0	4	1,193,065.21	0.4
	Total:	**1,610**	**300,301,126.91**	**100.0**